Acasti Pharma

# Annual Report 2013



**All for a healthy heart**

# Table of Contents

**2** Message to Shareholders

**6** Management Analysis of the Financial Situation and Operating Results

**22** Financial Statements

**57** Corporate Information

**58** Investor and Shareholder Information

# Corporate Profile

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new therapies for abnormalities in blood lipids, referred to as dyslipidemia, and the treatment and prevention of cardiovascular disorders. Acasti's products are derived from krill oil.

CaPre®, currently Acasti's sole drug product candidate, is being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high plasma levels of triglycerides. CaPre® is currently being evaluated in two Phase II clinical trials initiated in 2011 in Canada. Acasti intends to file an investigational new drug submission to provide for a Phase III clinical trial for CaPre® in the United States under the guidelines and rules of the U.S. Food and Drug Administration ("FDA").

Onemia™ is Acasti's sole commercialized product and has been marketed in the United States since 2011 as a "medical food". Onemia™ is only administered under the supervision of a physician and is intended for the dietary management of illnesses associated with omega-3 phospholipids deficiency related to cardiometabolic disorders.

# Learn More

To learn more about Acasti, visit the Company's website at www.acastipharma.com. Here you will find business and product information along with investor material, including annual reports, quarterly reports and press releases.

# Message to Shareholders

Dear Shareholders:

Since being founded in 2008, Acasti has continuously focused on value creation and this trend continued throughout our most recent fiscal year, with the Company achieving a number of important milestones. Most importantly, we remained focused on the future, expanding the commercialization of our medical food product Onemia™ and making significant progress in the clinical development of our drug candidate CaPre®. We also invested strategically, announcing our intention to make Acasti royalty free, something that should further enhance shareholder value. In addition, we expanded our investor base and international presence by listing on the NASDAQ. As we build on past successes and lay the groundwork for future growth, Acasti's position grows stronger and more promising each year.

Before going further, we would like to first reflect on a tragic incident which affected the lives of many. On November 8, 2012 an accidental explosion and fire rendered our parent company, Neptune Technologies and Bioressources', production plant in Sherbrooke, Québec, Canada inoperable, resulting in three employee fatalities and injury to others. Acasti's business activities were unaffected by the incident. Material for Onemia™ and CaPre® had already been produced and was being stored in facilities outside of Neptune's plant. As such, the marketing and sale of Onemia™ and the ongoing Phase II clinical trials of CaPre® continued as planned.

The Board of Directors, management and employees of Acasti would once again like to express their sincere condolences to all those who were touched by this heartbreaking event. It will remain a sad chapter in our history. We would also like to acknowledge all of our Acasti and Neptune colleagues. They worked tirelessly in the tense hours and weeks that followed after the disaster to ensure the well-being of all those affected, while at the same time implementing a recovery action plan to mitigate the negative consequences. Their quick actions enabled the Neptune family to effectively manage through a very difficult period and put in motion key initiatives for a strong recovery and continued market momentum.

**Financial Highlights**

Sales for the year ending February 28, 2013 totaled $724,000 and were derived entirely from the commercialization of Onemia™. In the prior year, Acasti generated revenues from research contracts carried out for Neptune and from initial sales of Onemia™ of $116,000 and $10,000, respectively. The ongoing success of Onemia™ is helping to partially finance our research and development program, along with administrative and commercialization costs, which collectively represent Acasti's principal expenditures.

Research and development (R&D) expenses were $3.0 million for the year, down slightly from $3.1 million in the prior year. The company recorded a net loss of $6.9 million, compared to a net loss of $6.5 million in preceding year. As of February 28, 2013 Acasti had $4.8 million in cash and short-term investments. A detailed financial and business review can be found in the accompanying Financial Statements and Management Discussion and Analysis.

**Royalty Free**

Acasti has entered into a prepayment agreement with Neptune to pay in advance all future royalties owed under its exclusive technology license agreement. The transaction is subject to approval by Acasti's disinterested shareholders at the next annual shareholders meeting to be held on June 27, 2013. The prepayment amounts to approximately $15.53 million and will be paid through the issuance of 6.75 million Acasti shares. Being royalty free

will allow Acasti to preserve cash of at least $700,000 annually, the minimum current royalty payment. As well, it should bring more flexibility and strength in negotiating deals with potential business partners and remove a valuation overhang.

### Extending Investor Visibility and Reach

In January 2013, Acasti increased its visibility with investors by listing its shares on the NASDAQ Capital Market under the symbol "ACST". This listing, which is in addition to our presence on the TSX Venture, should help increase share liquidity and broaden our base of potential institutional and retail investors, many of which are restricted from investing in shares that trade on foreign exchanges. This was a significant milestone and reflects our commitment to grow the Company and expand our profile within the biopharmaceutical space.

### Moving to the Next Level of Care

During the year, Acasti continued to build on past successes, further rolling out Onemia™ and developing its drug candidate CaPre®. Both products focus on the treatment of chronic cardiovascular conditions and are drawn from a highly purified omega-3 phospholipid concentrate derived from krill oil.

***Onemia™***

Onemia™, our medical food product, has been developed for the specific dietary management of illnesses associated with omega-3 phospholipid deficiencies related to cardiometabolic disorders. It is now available behind the counter (by doctor's recommendation only) and through a distribution network across the U.S. During the year we signed a non-exclusive agreement with a U.S. medical food distributor. We expect interest in Onemia™ to continue to build as doctors' confidence in its benefits increase.

We have conducted voluntary surveys with the medical community and have received encouraging information regarding Onemia's™ efficacy in treating various cardiovascular conditions. Given that our prescription drug candidate CaPre® is a highly purified omega-3 phospholipid concentrate derived from krill oil, we are hopeful this paves the way for it to be used as a safe and effective product of choice in a multi-billion dollar market.

***CaPre®***

Development of CaPre®, our prescription drug candidate addressing the prevention and treatment of hypertriglyceridemia, a condition which denotes abnormally high levels of triglycerides, and which is a major factor in cardiovascular disease, also continues to advance. Cardiometabolic conditions are considered among the leading health problems worldwide, so there is significant potential if CaPre® is successfully brought to market.

We continue to make good progress with our two Phase II clinical trials, which include an open label, dose ranging study (COLT), along with a randomized, double blind, placebo-controlled study (TRIFECTA). Both trials are designed to evaluate the effect of different daily doses of CaPre® on patients with moderate to very high triglyceride levels. Patient recruitment for the COLT study has now been completed and we are looking forward to the final report in the summer of 2013. Results for the TRIFECTA study are expected to be available during the first half of 2014.

To date, interim results of our COLT trial confirm our confidence in CaPre's® potential success, including an important and statistically significant triglyceride reduction as compared to standard of care. In addition to lowering triglycerides, we are also seeing the ability to lower LDL (bad cholesterol) levels, while elevating HDL (good cholesterol), all of which are key in the management of chronic cardiovascular diseases. Moreover, a blind interim analysis in the TRIFECTA trial reported no safety concerns, indicating that CaPre® is a safe product.

On top of this positive data, we continue to see a number of other benefits. These include greater efficacy at lower dosage levels than other products currently on the market, the possibility to potentiate patients who are on statins and no detrimental side effects. Going forward, CaPre® could also be looked at as a possible alternative treatment for statin intolerant individuals. We are hopeful CaPre® will become a multi-faceted drug, whereby medical practitioners can tailor the dosage levels to a patient's need and use it separately or in combination with statin therapy.

In conjunction with our Phase II clinical trials, we are moving forward to finalize plans for an Investigational New Drug (IND) filing with the U.S. Food and Drug Administration (FDA) for a Phase III clinical study in the USA. Worldwide the entire omega-3 consumer market is a multi-billion dollar, double-digit growth market. Prescription omega-3 drugs are a meaningful part of this market and as the health benefits of omega-3 phospholipids become more viable and understood we believe Acasti has a very compelling drug candidate for consumers to take advantage of its benefits.

**Intellectual Property**

Acasti's IP estate is strong and valuable. In addition, the Company benefits from patent protection as a result of its worldwide license agreement with Neptune. Some of these patents have been awarded recently, so we have a very long life to our patent estate.

Together with Neptune, we not only have application and process patents, we have very important composition patents, which protect the exclusivity of our products. These are very significant to us and we are hopeful that all industry members recognize and respect a company's intellectual property, hence maintaining strong ethical industry business standards.

Currently, the U.S. International Trade Commission (ITC) is investigating alleged patent infringements by a number of Neptune's competitors regarding the importation into the United States and sale of certain omega-3 extracts and products that infringe certain of our patents. Acasti and Neptune have requested that the ITC ban the sale of infringing products. We believe we are well positioned for a positive outcome in the investigation, which would further highlight the strength of our patent estate. The ITC decision will be rendered during 2014 and will be immediately enforced, even if it is appealed.

**Looking Forward**

Acasti's position grows stronger every year. Going forward, we will continue to position ourselves for the future by protecting our IP, investing strategically in R&D and building out our business to cement Acasti as a leader of pharmaceutical omega-3 phospholipids.

A key focus going forward will be the completion of our Phase II clinical trials for CaPre® and the continued commercialization of Onemia™. Concurrently, we will finalize and submit our investigational new drug (IND) for a Phase III clinical trial of CaPre® in the U.S., while securing third party manufacturers, including a Good Manufacturing Practices (GMP) facility for production of CaPre®.

**Acknowledgements**

In closing, we would like to single out the efforts of management and employees, who have proven their ability to rise to new challenges, following the unfortunate plant explosion in November 2012. While capital investments are the foundation for growth it is people who truly make a difference. Together, with the support of our Scientific

Advisory Board and our Board of Directors, they have worked persistently to lay the groundwork for future growth. Finally, we would like to thank our shareholders for their steadfast support of the Company. We remain focused on repaying this loyalty by continuing to build shareholder value through leadership and strong performance.

| | | |
|---|---|---|
| */s/ Dr. Ronald Denis* | */s/ Henri Harland* | */s/ Xavier Harland* |
| **Dr. Ronald Denis** | **Henri Harland** | **Xavier Harland** |
| Chairman of the Board | President and Chief Executive Officer | Chief Financial Officer |

# MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

**Introduction**

This management's discussion and analysis ("MD&A") is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. ("Acasti" or the "Corporation") as at February 28, 2013 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2013 and February 29, 2012. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. ("Neptune"), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on May 21, 2013, must be read in conjunction with the Corporation's financial statements for the years ended February 28, 2013 and February 29, 2012. The Corporation's financial statements were prepared in accordance with International Financing Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The Corporation's financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol "APO". In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol "ACST".

**Forward-Looking Statements**

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to as forward-looking information. Forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other

similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:

- Acasti's ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;
- Acasti's ability to commercialize its products and product candidate;
- Acasti's ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti's ability to retain a third-party to manufacture CaPre® under good manufacturing practice ("GMP") standards;
- Acasti's ability to obtain and maintain regulatory approval of CaPre®; and
- Acasti's expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading "Risk Factors", many of which are beyond the Corporation's control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

- the success of current and future clinical trials by the Corporation;
- the successful commercialization of CaPre® and Onemia™;
- the Corporation's history of net losses and inability to achieve profitability;
- the Corporation's reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to find a third party to produce CaPre® under GMP standards;
- the Corporation's reliance on a limited number of distribution partners for Onemia™;
- the Corporation's ability to manage its growth efficiently;
- the Corporation's ability to further penetrate core or new markets;
- the Corporation's ability to attract and retain skilled labour;
- the Corporation's ability to attract, hire and retain key management and personnel;
- the Corporation's ability to achieve its publicly announced milestones on time;
- the Corporation's ability to successfully defend product liability lawsuits brought against it;
- intense competition from other companies in the pharmaceutical and medical food industries; and
- the Corporation's ability to secure and defend its intellectual property rights.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation's business, financial condition or results of operations.

Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

**Business Overview**

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new therapies for abnormalities in blood lipids, referred to as dyslipidemia, and the treatment and prevention of cardiovascular disorders. Acasti's products are derived from krill oil.

CaPre®, currently Acasti's sole drug product candidate, is being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high plasma levels of triglycerides. CaPre® is currently being evaluated in two Phase II clinical trials initiated in 2011 in Canada. Following the completion of the trials, Acasti intends to file an investigational new drug submission to conduct a Phase III clinical trial for CaPre® in the United States under the guidelines and rules of the U.S. Food & Drug Administration ("FDA").

Onemia™ is Acasti's sole commercialized product and has been marketed in the United States since 2011 as a "medical food". Onemia™ is only administered under the supervision of a physician and is intended for the dietary management of illnesses associated with omega-3 phospholipids deficiency related to cardiometabolic disorders.

Pursuant to the license agreement entered into with Neptune in August 2008, Acasti has been granted a license to use Neptune's intellectual property rights for the development, distribution and sale of products for use in the human cardiovascular field. The Corporation has to finance its activities of research and development, including its clinical studies. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

**Operations**

During the year ended February 28, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period's highlights.

Neptune, Acasti's parent company, reported that in the afternoon of November 8, 2012, an explosion and fire destroyed Neptune's production plant located in Sherbrooke, Québec, Canada. Acasti announced that its day-to-day operations and business were not interrupted as a result of this tragic event and that all CaPre® materials required for its two Phase II clinical trials had already been produced and stored in facilities outside Neptune's affected plant. The production of CaPre® and Onemia™ are a multi-step processes and involve a complex supply chain. Acasti does not own its own manufacturing facility for the production of krill oil, CaPre® and Onemia™, nor does it have plans to develop its own manufacturing operations for the commercial manufacture of its products in the foreseeable future. Acasti depends on third party suppliers and manufacturers for all of its required raw materials and drug substance. Prior to the explosion at Neptune's production plant, Acasti acquired substantially all of its krill oil for the production of CaPre® and Onemia™ from its parent company, Neptune. However, due to the incident, Acasti is currently seeking out another provider of krill oil to be used in the future production of CaPre® and Onemia™. Furthermore, Acasti is currently searching for a third-party manufacturer to produce CaPre® from current and future supply of krill oil. Because of FDA requirements, any third party manufactures retained by Acasti to produce CaPre® must ensure their compliance with GMP certification.

In December 2012, Acasti reported that it had entered into a prepayment agreement with Neptune pursuant to which Acasti has exercised its option under its license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. (See section "Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement" for more information concerning this agreement).

**Clinical Trials Update**

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the "**TRIFECTA trial**", a prospective randomized double-blind placebo controlled clinical study designed to evaluate the safety and efficacy of CaPre® for the management of moderate to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the "**COLT trial**", a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre® for patients with moderate to high hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti's clinical trials' recruitment has continued and progressed during the year ended February 28, 2013.

In December 2012, the TRIFECTA trial completed its first of two interim analysis. The review committee assembled to evaluate the progress of the study reviewed the interim analysis relative to drug safety and efficacy, and unanimously agreed, that the study should continue as planned. All committee members agreed that there were no concerning toxicity issues related to the intake of the drug candidate and that the signals of possible CaPre® therapeutic effect, noted as reduction of triglyceride in the groups evaluated, were reassuring and clinically significant to allow the further continuation of the study. As it is customary, the data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data showed no safety concerns and a significant clinical signal the decision was made, by the committee, that it is safe to continue the study and that there is no need to unblind the data.

Also in December 2012, Acasti was able to obtain completed clinical data in its COLT trial from a group of patients who completed an eight-week treatment with 2g CaPre® per day, which will not be included in the primary analysis of the final results. Test results of 23 patients were analysed of whom 19 had baseline triglyceride levels between 200 and 500mg/dl (2.28 to 5.7 mmol/L). The data showed a statistically significant 25% ($p<0.05$) reduction in triglycerides after eight weeks of treatment. Besides the important decrease in triglycerides, CaPre® also decreased low density lipoprotein, very low density lipoprotein and non-high density lipoprotein lipids and increased high density lipoprotein.

More recently, after the year ended February 28, 2013, in March, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% ($p < 0.05$) as compared to the normal standard of care. The study assesses the effectiveness of CaPre® in patients based on a real-life, routine - clinical setting since the standard of care may be any treatment the treating physicians considered as appropriate and included life-style modification as well as lipid modifying agents such as statins and fibrates, that most of the patients analysed (i.e. 86%) had baseline triglycerides between 200 and 500mg/dl (2.28 to 5.7 mmol/L) and that no serious adverse events were reported. To date, the results of this preliminary analysis suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

**Onemia™**

During the fiscal year ended February 28, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia™. Acasti made its first sales to a U.S. medical food distributor, which initiated distribution of Onemia™ through its U.S. nationwide network of physicians, under its own brand name. Also, physicians initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia™ to provide short-term revenues that will contribute, in part, to finance Acasti's research and development projects while establishing Acasti's omega-3 phospholipids product credentials.

**Basis of presentation of the financial statements**

The Corporation's assets as at February 28, 2013 include cash and short-term investments for an amount of $4,785, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders as well as by the net proceeds from a $1,979 private financing completed on February 13, 2012. The Corporation also has trade and other receivables of $451, receivable from a corporation under common control of $50 and tax credits receivable for an amount of $336 as at February 28, 2013. The Corporation's liabilities at February 28, 2013 are comprised primarily of amounts due to Neptune of $1,211 and other creditors for $707 as well as royalties payable to Neptune for $529. The

Corporation has incurred operating losses and negative cash flows from operations since inception. As at February 28, 2013, the Corporation's current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required. The continuance of this support is outside of the Corporation's control. If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation's ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

## SELECTED FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

| | Three-month periods ended | | Years ended | | |
|---|---|---|---|---|---|
| | February 28, 2013 | February 29, 2012 | February 28, 2013 | February 29, 2012 | February 28, 2011 |
| | $ | $ | $ | $ | $ |
| Revenue from sales | 49 | 10 | 724 | 10 | - |
| Adjusted EBITDA(1) | (1,361) | (857) | (4,350) | (4,481) | (2,255) |
| Net loss and comprehensive loss | (1,953) | (1,547) | (6,892) | (6,501) | (3,008) |
| Net loss per share and diluted loss per share | (0.03) | (0.02) | (0.09) | (0.10) | (0.06) |
| Total assets | 12,170 | 15,729 | 12,170 | 15,729 | 10,831 |
| Working capital(2) | 3,413 | 7,597 | 3,413 | 7,597 | (1,835) |
| Total equity | 9,724 | 14,469 | 9,724 | 14,469 | 5,705 |
| Book value per Class A share(3) | 0.13 | 0.20 | 0.13 | 0.20 | 0.10 |

(1) The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2) The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3) The book value per share is presented for information purposes only and is obtained by dividing the shareholders' equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

## RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

**RECONCILIATION OF ADJUSTED EBITDA**
(In thousands of dollars, except per share data)

| | Three-month periods ended | | Years ended | | |
|---|---|---|---|---|---|
| | February 28, 2013 | February 29, 2012 | February 28, 2013 | February 29, 2012 | February 28, 2011 |
| | $ | $ | $ | $ | $ |
| Net loss | (1,953) | (1,547) | (6,892) | (6,501) | (3,008) |
| **Add (deduct):** | | | | | |
| Finance costs | 1 | 3 | 3 | 9 | 177 |
| Depreciation and amortization | 166 | 167 | 665 | 668 | 670 |
| Stock-based compensation | 453 | 519 | 1,917 | 1,321 | 181 |
| Foreign exchange (gain) loss | (28) | 1 | (43) | 22 | (2) |
| Gain on expiry of derivative financial liabilities | - | - | - | - | (273) |
| Adjusted EBITDA | (1,361) | (857) | (4,350) | (4,481) | (2,255) |

**SELECTED QUARTERLY FINANCIAL DATA**
(In thousands of dollars, except per share data)

**Fiscal year ended February 28, 2013**

| | Total<br>$ | First Quarter<br>$ | Second Quarter<br>$ | Third Quarter<br>$ | Fourth Quarter<br>$ |
|---|---|---|---|---|---|
| Revenue from sales | 724 | 14 | 237 | 424 | 49 |
| Other Income - Revenue from research contracts | – | – | – | – | – |
| Adjusted EBITDA[(1)] | (4,350) | (916) | (1,037) | (1,036) | (1,361) |
| Net loss | (6,892) | (1,576) | (1,752) | (1,611) | (1,953) |
| Loss per share basic and diluted | (0.09) | (0.02) | (0.02) | (0.02) | (0.03) |

**Fiscal year ended February 29, 2012**

| | Total<br>$ | First Quarter<br>$ | Second Quarter<br>$ | Third Quarter<br>$ | Fourth Quarter<br>$ |
|---|---|---|---|---|---|
| Revenue from sales | 10 | – | – | – | 10 |
| Other Income - Revenue from research contracts | 116 | 83 | 33 | – | – |
| Adjusted EBITDA[(1)] | (4,481) | (693) | (1,254) | (1,677) | (857) |
| Net loss | (6,501) | (1,023) | (1,724) | (2,207) | (1,547) |
| Loss per share basic and diluted | (0.10) | (0.02) | (0.03) | (0.03) | (0.02) |

(1) The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

**COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012**

**Revenues**

The Corporation generated revenues from sales of $49 from the commercialization of Onemia™, its medical food product, during the three-month period ended February 28, 2013. The revenues were generated from a sale made to Neptune ($41), as well as from sales made directly to customers in the United States. Acasti relies on a limited number of distributors/clients, therefore, revenues from sales may vary significantly quarter to quarter, as it was experienced in the fourth quarter when comparing it to the third quarter. The Corporation generated revenue from sales of $10 during the corresponding period in 2012. During the three-month periods ended February 28, 2013 and February 29, 2012, the Corporation did not generate revenue from research contracts.

The Corporation generated revenues from sales of $724 from the commercialization of Onemia™, its medical food product, during the year ended February 28, 2013. The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food (accounting for 89% of sales), from a sale made to Neptune (accounting for approximately 6% of sales) as well as from sales made directly to customers in the United States. The Corporation generated revenue from sales of $10 during the corresponding period in 2012. During the year ended February 28, 2013, the Corporation did not generate revenues from research contracts. During the year ended February 29, 2012, the Corporation generated revenues from research contracts of $116.

**Gross Profit**

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2013 amounted to $12 or 24%, which is significantly below the Corporation's target range for its gross profit margin, being 45 to 55%. The reason for the lower than targeted gross profit margin for the three-month period ended February 28, 2013 is a special sale of Onemia™ to Neptune at a significantly lower price than the usual Onemia™ selling price because of Neptune's production situation and product shortage. The Corporation currently does not anticipate making additional sales to Neptune in the near future. The Corporation realized a gross profit of $5 or 51% during the three-month period ended February 29, 2012.

The gross profit for the year ended February 28, 2013 amounted to $318 or 44%, which is slightly below the Corporation's target range for its gross profit margin of 45% to 55%. The reason for the lower than targeted gross profit margin is the sales of Onemia™ to Neptune as described above. The Corporation realized a gross profit of $5 or 51% during the year ended February 29, 2012.

**Breakdown of Major Components of the Statement of Operations and Comprehensive Loss for the years ended February 28, 2013 and February 29, 2012**

| Administrative expenses | Three-month periods ended | | Years ended | |
|---|---|---|---|---|
| | February 28, 2013 | February 29, 2012 | February 28, 2013 | February 29, 2012 |
| | $ | $ | $ | $ |
| Salaries and benefits | 158 | 314 | 912 | 960 |
| Stock-based compensation | 327 | 515 | 1,462 | 1,049 |
| Professional fees | 231 | (14) | 527 | 276 |
| Royalties | 173 | 75 | 450 | 258 |
| Amortization and depreciation | 166 | 167 | 665 | 668 |
| Sales and marketing | 11 | 65 | 131 | 154 |
| Investor relations | 4 | 19 | 31 | 34 |
| Rent | 9 | 9 | 54 | 36 |
| Other | 8 | 24 | 57 | 95 |
| TOTAL | 1,087 | 1,174 | 4,289 | 3,530 |

| Research and development expenses | Three-month periods ended | | Years ended | |
|---|---|---|---|---|
| | February 28, 2013 | February 29, 2012 | February 28, 2013 | February 29, 2012 |
| | $ | $ | $ | $ |
| Salaries and benefits | 163 | 195 | 684 | 682 |
| Stock-based compensation | 126 | 4 | 455 | 272 |
| Contracts | 816 | 532 | 2,030 | 2,348 |
| Equipments and laboratory analysis | – | 3 | – | 80 |
| Regulatory expenses | 1 | (31) | 68 | - |
| Rent | – | – | – | 26 |
| Professional fees | 6 | 53 | 67 | 55 |
| Other | 18 | 17 | 76 | 96 |
| Tax credits | (212) | (386) | (370) | (453) |
| TOTAL | 918 | 387 | 3,010 | 3,106 |

**Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)**
Adjusted EBITDA decreased by $504 for the three-month period ended February 28, 2013 to $(1,361) compared to $(857) for the three-month period ended February 29, 2012, mainly due to increases in administration and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in administration expense is mainly due to increases in professional fees and royalties payable to the parent corporation, principally offset by decreases in salaries and benefits and sales and marketing expenses. Royalties to Neptune will be expensed until the royalty prepayment agreement is approved by the Corporation's shareholders. The prepayment agreement is subject to the approval of the disinterested shareholders of the Corporation at the next annual meeting in June 2013. The increase in research and development expenses is mainly attributable to the increase in contracts expenses related to the Corporation's clinical trials as well as to the decrease in tax credits, principally offset by decreases in professional fees and salaries and benefits.

Adjusted EBITDA improved by $131 for the year ended February 28, 2013 to $(4,350) compared to $(4,481) for the year ended February 29, 2012, mainly due to the increase in revenues (see Revenues and Gross Profit sections) and decrease in research and development expenses (before consideration of stock-based compensation), offset by the increase in administration expenses (before consideration of stock-based compensation and amortization and depreciation).

The decrease in research and development expenses is mainly attributable to decreases in contracts expenses related to the Corporation's clinical trials and equipment and laboratories analysis, principally offset by the increase in regulatory expenses and tax credits. The increase in administrative expenses is mainly attributable to increases in professional fees and in royalties payable to the parent corporation.

**Net Loss**
The Corporation realized a net loss for the three-month period ended February 28, 2013 of $1,953 or $0.03 per share compared to a net loss of $1,547 or $0.02 per share for the three-month period ended February 29, 2012. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections.

The Corporation realized a net loss for the year ended February 28, 2013 of $6,892 or $0.09 per share compared to a net loss of $6,501 or $0.10 per share for the year ended February 29, 2012. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections and by the increase in the stock-based compensation expense of $596, principally as a result of additional stock option grants during the year.

## Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Class A shares, voting, participating and without par value | 73,107,538 | 72,636,888 |
| Stock options granted and outstanding | 5,216,250 | 3,347,500 |
| Series 4 warrants exercisable at $0.25 until October 8, 2013 | 5,432,350 | 5,785,500 |
| Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015 | 750,000 | 750,000 |
| Total fully diluted shares | 84,506,138 | 82,519,888 |

**Cash Flow and Financial Condition between the Years ended February 28, 2013 and February 29, 2012**

**Operating activities**

During the three-month periods ended February 28, 2013 and February 29, 2012, the Corporation's operating activities generated an increase in liquidity of $60 and a decrease of liquidity of $1,263, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended February 28, 2013 amounted to an increase of $1,427 and are mainly due to decreases in trade and other receivables ($670), tax credits receivables ($310) and inventories ($41), as well as to increases in payable to parent corporation ($378) and royalties payable to parent corporation ($198), principally offset by the decrease in trade and other payables ($189). The net changes in non-cash operating working capital items for the three-month period ended February 29, 2012, amounted to a decrease of $402 and are mainly due to increases in tax credits receivable ($392) and inventories ($88), as well as to the decrease royalties payable to parent corporation ($261), principally offset by increases in trade and other payables ($266) and payable to parent corporation ($72).

During the years ended February 28, 2013 and February 29, 2012, the Corporation's operating activities used cash of $2,549 and $5,615, respectively, consisting of the net loss incurred for the year adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the year ended February 28, 2013 amounted to an increase of $1,836 and are mainly due to decreases in inventories ($377) and tax credit receivable ($255), as well as to the increases in payable to parent corporation ($996) and royalties payable to parent corporation ($480), principally offset by the decreases in trade and other payables ($289). The net changes in non-cash operating working capital items for the year ended February 29, 2012, amounted to a decrease of $1,078 and are mainly due to increases in inventories ($599), tax credits receivable ($349) and trade and other receivables ($250), as well as the decrease in payable to parent corporation ($221) and royalties payable to parent corporation ($79), principally offset by an increase in trade and other payables ($485).

**Investing activities**

During the three-month periods ended February 28, 2013 and February 29, 2012, the Corporation's investing activities generated increases in liquidities of $168 and $750, respectively. The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investments of $250, offset by the acquisition of intangible assets of $83. The increase in liquidity generated by investing activities during the three-month period ended February 29, 2012 is mainly due to the maturity of short-term investment of $750.

During the years ended February 28, 2013 and February 29, 2012, the Corporation's investing activities generated an increase in liquidities of $1,899 and a decrease in liquidities of $2,992, respectively. The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investments of $2,000, offset by the acquisition of intangible assets of $103. The decrease in liquidity generated by investing activities during the year ended February 29, 2012 is mainly due to the acquisition of short-term investments of $7,500, principally offset by the maturity of short-term investments of $4,500.

**Financing activities**

During the three-month periods ended February 28, 2013 and 2012, the Corporation's financing activities generated increases in liquidities of $185 and $1,981, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $185. The increase in liquidities generated from financing activity during the three-month periods ended February 29, 2012 resulted mainly from the net proceeds from private placement of $1,979.

During the years ended February 28, 2013 and February 29, 2012, the Corporation's financing activities generated increases in liquidities of $227 and $9,884, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $229. The increase in liquidities generated from financing activity during the year ended February 29, 2012 resulted mainly from net proceeds

from exercise of rights of $7,850, net proceeds from private placement of $1,979 and proceeds from exercise of warrants and options of $64.

Overall, as a result, the Corporation's cash increased by $434 and decreased by $393, respectively, for the three-month period and year ended February 28, 2013. Total liquidities as at February 28, 2013, comprised of cash and short-term investments, amounted to $4,785. See basis of presentation for additional discussion of the Corporation's financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from sales and research contracts, as well as interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

**Financial Position**

The following table details the significant changes to the balance sheet as at February 28, 2013 compared to February 29, 2012:

| Accounts | Increase (Decrease) | Comments |
|---|---|---|
| Cash | (393) | See cash flow statement |
| Short-term investments | (1,954) | Maturity of short-term investments to finance operations |
| Trade and other receivables | 8 | Onemia™ sales |
| Tax credits receivable | (255) | Tax credits received |
| Inventories | (377) | Onemia™ sales |
| Intangible assets | (554) | Additions, offset by amortization |
| Trade and other payables | (289) | Repayment of trade and other payables |
| Payable to parent corporation | 996 | Increase in amount owed |
| Royalties payable to parent corporation | 480 | Increase in royalties owed |

**Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments**

The Corporation has no off-balance sheet arrangements. All of the Corporation's liabilities ($2,446) are due within twelve months.

A summary of Acasti's contractual obligations at February 28, 2013 is as follows:

| | Total | Less than 1 year | 1 – 3 years | 3 – 5 years | Greater than 5 years |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Payables | 707 | 707 | - | - | - |
| Due to parent corporation | 1,739 | 1,739 | - | - | - |
| Research and development contracts | 1,735 | 1,735 | - | - | - |
| Total | 4,181 | 4,181 | - | - | - |

Significant commitments include:

**License agreement**
The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti's gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50; year 3 - $200; year 4 - $225 (initially $300, but reduced to $225 following Acasti's abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 - $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the license agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the license agreement to pay in advance all of the future royalties' payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,525, which is intended to be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement.

The prepayment and the issuance of the Common Shares to Neptune are subject to the final approval of the TSX Venture Exchange and the approval of the disinterested shareholders of the Corporation at the next annual meeting of shareholders of the Corporation.

**Research and development agreements**
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,168, of which an amount of $2,367 has been paid to date. As at February 28, 2013, an amount of $66 is included in "Trade and other payables" in relation to these projects.

## Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $2,072 during year ended February 28, 2013 ($943 for administrative costs, $678 for research and development costs and $450 for royalties) and $1,939 during the year ended February 29, 2012 ($950 for administrative costs, $732 for research and development costs and $258 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

The Corporation recognized sales to Neptune in the amount of $41 during the year ended February 28, 2013 (2012 – nil). These transactions are in the normal course of operations.

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $93 and $23, respectively, during the year ended February 29, 2012 (2013 - nil). These transactions are in the normal course of operations.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation. See note 5 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under "Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement".

**Use of estimates and measurement of uncertainty**

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates are based on the management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the financial statements). Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (note 5 to financial statements) and the measurement of stock-based compensation (note 14 to the financial statements). Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

**Critical Accounting Policies**

**Research and development expenses**
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

**Tax credits**
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

**Stock-based compensation**
The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation and the offset to contributed surplus reflecting Neptune's contribution to the Corporation.

**Income taxes**
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized. The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

**Future Accounting Changes**

See note 3 (q): New standards and interpretations not yet adopted, to the financial statements.

**Changes in Internal Control over Financial Reporting**

During the three-month period ended February 28, 2013, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no changes during the three-month period ended February 28, 2013 that affected materially or is reasonably likely to affect materially the Corporation's internal controls over financial reporting.

**Financial Instruments**

**Credit risk:**
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statement of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation's credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2013, the Corporation had seven trade debtors. Most sales' payment terms are set in accordance with industry practice. One customer represents 97% of total trade accounts included in trade and other receivables as at February 28, 2013.

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum

credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2013: current was nil; past due 0-30 days was nil, past due 31-120 days were $175, past due 121-180 days were $3, allowance for doubtful account was $3.

The allowance for doubtful accounts is for customer accounts over 121 days past due. There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2013.

**Exchange risk:**
As at February 28, 2013, the Corporation is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

**Interest rate risk:**
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Corporation's short term investments bear interest at short-term fixed interest rates. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

**Liquidity risk:**
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important transactions outside the normal course of business. As discussed in note 17 (d) to the financial statements, the contractual maturities of all of all the Corporation's financial liabilities are less than 1 year. See basis of presentation of the financial statements.

**Financial risk:**
The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation's ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Corporation's ability, to fund these programs going forward.

**Fair value of financial instrument risk:**
The Corporation has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as trade and other payable, approximate their fair value because of the relatively short period to maturity of the instruments.

## Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the years ended February 28, 2013 and February 29, 2012 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation's public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading "Risk Factors" in our listing application and in our latest annual information form, if any, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and the following risks.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation's business, financial condition, liquidity, results of operation and prospects.

## Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is "Quality Management Program" certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

## Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at May 21, 2013, the total number of class A shares issued by the Corporation and in circulation was 73,181,288. The Corporation also has 5,292,500 stock options, 5,372,350 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.

| | |
|---|---|
| */s/ Henri Harland* | /s/ Xavier Harland |
| Henri Harland<br>President & Chief Executive Officer | Xavier Harland<br>Chief Financial Officer |

Financial Statements of

# ACASTI PHARMA INC.

Years ended February 28, 2013 and February 29, 2012

# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements have been prepared by management and approved by the Board of Directors of the Company. The financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Management's Discussion and Analysis with the data contained in the financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the financial statements. The audit committee reports its findings to the Board of Directors for consideration in approving the financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The independent auditors, KPMG LLP, have direct access to the Audit Committee of the Board of Directors.

The financial statements have been independently audited by KPMG LLP on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the financial statements of the Company.

*/s/ Henri Harland*

Henri Harland
President and Chief Executive Officer

*/s/ Xavier Harland*

Xavier Harland
Chief Financial Officer

Laval, Québec, Canada
May 21, 2013

**KPMG LLP**
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

## INDEPENDENT AUDITORS' REPORT

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 28, 2013 and February 29, 2012, the statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 28, 2013 and February 29, 2012, and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

*Emphasis of Matter*

Without modifying our opinion, we draw attention to note 2 (b) in the financial statements, which indicates that Acasti Pharma Inc. has incurred operating losses and negative cash flows from operations since inception. This condition, along with other matters as set forth in note 2 (b) in the financial statements, indicates the existence of a material uncertainty that casts substantial doubt about Acasti Pharma Inc.'s ability to continue as a going concern.

KPMG LLP*

May 21, 2013

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

# ACASTI PHARMA INC.

Statements of Financial Position

February 28, 2013 and February 29, 2012

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash | $ 1,196,568 | $ 1,589,810 |
| Short-term investments | 3,588,227 | 5,542,764 |
| Trade and other receivables (note 4) | 450,838 | 442,718 |
| Receivable from corporation under common control | 49,658 | 49,658 |
| Tax credits receivable (note 6) | 335,501 | 590,402 |
| Inventories (note 7) | 222,125 | 599,456 |
| Prepaid expenses | 16,691 | 41,650 |
| | 5,859,608 | 8,856,458 |
| Equipment (note 8) | 19,278 | 27,164 |
| Intangible assets (note 9) | 6,291,162 | 6,845,238 |
| Total assets | $ 12,170,048 | $ 15,728,860 |
| Liabilities and Equity | | |
| Current liabilities: | | |
| Trade and other payables (note 10) | $ 706,883 | $ 995,662 |
| Payable to parent corporation (note 5) | 1,210,604 | 214,772 |
| Royalties payable to parent corporation (note 18) | 528,885 | 49,084 |
| Total liabilities | 2,446,372 | 1,259,518 |
| Equity: | | |
| Share capital (note 11 (a)) | 28,922,710 | 28,614,550 |
| Warrants and rights (note 11 (c), (d)) | 406,687 | 313,315 |
| Contributed surplus | 438,711 | (1,306,451) |
| Deficit | (20,044,432) | (13,152,072) |
| Total equity | 9,723,676 | 14,469,342 |
| Commitments (note 18) | | |
| Total liabilities and equity | $ 12,170,048 | $ 15,728,860 |

See accompanying notes to financial statements.

On behalf of the Board:

*/s/ Ronald Denis*
Dr. Ronald Denis
Chairman of the Board

*/s/ Michel Chartrand*
Michel Chartrand
Director

# ACASTI PHARMA INC.

Statements of Earnings and Comprehensive Loss

Years ended February 28, 2013 and February 29, 2012

| | February 28, 2013 | February, 29 2012 |
|---|---|---|
| Revenue from sales | $ 724,196 | $ 10,415 |
| Cost of sales | (406,371) | (5,077) |
| Gross profit | 317,825 | 5,338 |
| Revenue from research contracts (note 5) | – | 115,966 |
| General and administrative expenses | (4,288,542) | (3,529,384) |
| Research and development expenses, net of tax credits of $370,259 (2012 - $453,316) | (3,009,016) | (3,104,762) |
| Results from operating activities | (6,979,733) | (6,512,842) |
| Finance income (note 13) | 47,241 | 43,143 |
| Finance costs (note 13) | (2,685) | (8,962) |
| Foreign exchange gain (loss) | 42,817 | (22,272) |
| Net finance income | 87,373 | 11,909 |
| Net loss and total comprehensive loss for the year | $ (6,892,360) | $ (6,500,933) |
| Basic and diluted loss per share (note 15) | $ (0.09) | $ (0.10) |
| Weighted average number of shares outstanding (note 15) | 72,754,436 | 67,231,636 |

See accompanying notes to financial statements

# ACASTI PHARMA INC.

Statements of Changes in Equity

Years ended February 28, 2013 and February 29, 2012

| | Share capital | | Warrants | Contributed | | |
|---|---|---|---|---|---|---|
| | Number | Dollar | and rights | surplus | Deficit | Total |
| Balance, February 29, 2012 | 72,636,888 | $ 28,614,550 | $ 313,315 | $ (1,306,451) | $ (13,152,072) | $ 14,469,342 |
| Net loss and total comprehensive loss for the year | – | – | – | – | (6,892,360) | (6,892,360) |
| | 72,636,888 | 28,614,550 | 313,315 | (1,306,451) | (20,044,432) | 7,576,982 |
| **Transactions with owners, recorded directly in equity** | | | | | | |
| *Contributions by and distributions to owners* | | | | | | |
| Share-based payment transactions | – | – | 93,372 | 1,823,845 | – | 1,917,217 |
| Warrants exercised | 353,150 | 88,289 | – | – | – | 88,289 |
| Share options exercised | 117,500 | 219,871 | – | (78,683) | – | 141,188 |
| Total contributions by and distributions to owners | 470,650 | 308,160 | 93,372 | 1,745,162 | – | 2,146,694 |
| Balance at February 28, 2013 | 73,107,538 | $ 28,922,710 | $ 406,687 | $ 438,711 | $ (20,044,432) | $ 9,723,676 |
| Balance, February 28, 2011 | 59,174,444 | $ 12,174,901 | $ – | $ 181,074 | $ (6,651,139) | $ 5,704,836 |
| Net loss and total comprehensive loss for the year | – | – | – | – | (6,500,933) | (6,500,933) |
| | 59,174,444 | 12,174,901 | – | 181,074 | (13,152,072) | (796,097) |
| **Transactions with owners, recorded directly in equity** | | | | | | |
| *Contributions by and distributions to owners* | | | | | | |
| Issuance of shares through private placement | 1,500,000 | 1,978,600 | – | – | – | 1,978,600 |
| Conversion of convertible redeemable shares | 5,260,000 | 4,052,000 | – | – | – | 4,052,000 |
| Share-based payment transactions | – | – | 313,315 | 1,007,256 | – | 1,320,571 |
| Warrants exercised | 214,500 | 55,500 | – | – | – | 55,500 |
| Share options exercised | 42,500 | 13,252 | – | (4,501) | – | 8,751 |
| Issuance of rights | – | – | 2,490,280 | (2,490,280) | – | – |
| Rights exercised | 6,445,444 | 10,340,297 | (2,490,280) | – | – | 7,850,017 |
| Total contributions by and distributions to owners | 13,462,444 | 16,439,649 | 313,315 | (1,487,525) | – | 15,265,439 |
| Balance at February 29, 2012 | 72,636,888 | $ 28,614,550 | $ 313,315 | $ (1,306,451) | $ (13,152,072) | $ 14,469,342 |

See accompanying notes to financial statements.

# ACASTI PHARMA INC.

Statements of Cash Flows

Years ended February 28, 2013 and February 29, 2012

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Cash flows used in operating activities: | | |
| Net loss for the year | $ (6,892,360) | $ (6,500,933) |
| Adjustments: | | |
| Depreciation of equipment | 7,886 | 10,745 |
| Amortization of intangible asset | 657,144 | 657,142 |
| Stock-based compensation | 1,917,217 | 1,320,571 |
| Net finance income | (87,373) | (11,909) |
| Foreign exchange gain (loss) | 42,817 | (22,272) |
| Foreign exchange (gain) loss on cash | (30,148) | 9,484 |
| | (4,384,817) | (4,537,172) |
| Changes in non-cash operating working capital items: | | |
| Trade and other receivables | (8,120) | (250,278) |
| Receivable from corporation under common control | – | (37,277) |
| Tax credits receivable | 254,901 | (349,102) |
| Inventories | 377,331 | (599,456) |
| Prepaid expenses | 24,959 | (27,219) |
| Trade and other payables | (288,779) | 485,057 |
| Payable to parent corporation | 995,832 | (220,538) |
| Royalties payable to parent corporation | 479,801 | (78,936) |
| | 1,835,925 | (1,077,749) |
| Net cash used in operating activities | (2,548,892) | (5,614,921) |
| Cash flows from (used in) investing activities: | | |
| Interest received | 1,778 | 8,126 |
| Acquisition of intangible assets | (103,068) | – |
| Acquisition of short-term investments | – | (7,500,000) |
| Maturity of short-term investments | 2,000,000 | 4,500,000 |
| Net cash from (used in) investing activities | 1,898,710 | (2,991,874) |
| Cash flows from financing activities: | | |
| Proceeds from exercise of warrants and options | 229,477 | 64,251 |
| Net proceeds from exercise of rights | – | 7,850,017 |
| Net proceeds from private placement | – | 1,978,600 |
| Interest paid | (2,685) | (8,962) |
| Net cash from financing activities | 226,792 | 9,883,906 |
| Foreign exchange gain (loss) on cash held in foreign currencies | 30,148 | (9,484) |
| Net (decrease) increase in cash | (393,242) | 1,267,627 |
| Cash, beginning of year | 1,589,810 | 322,183 |
| Cash, end of year | $ 1,196,568 | $ 1,589,810 |
| Supplemental cash flow disclosure: | | |
| Non-cash transactions: | | |
| Conversion of convertible redeemable shares (note 11) | $ – | $ 4,052,000 |

See accompanying notes to financial statements.

## 1. Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the *Business Corporations Act* (Québec) (formerly Part 1A of the *Companies Act* (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. ("Neptune").

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune's intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

## 2. Basis of preparation

(a) Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial statements were authorized for issue by the Board of Directors on May 21, 2013.

(b) Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception. As at February 28, 2013, the Corporation's current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation's liabilities at February 28, 2013 include amounts due to Neptune of $1,739,489. The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required. The continuance of this support is outside of the Corporation's control. If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation's ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

(c) Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for stock-based compensation which is initially recorded at fair value as detailed in Note 3(g) (ii).

(d) Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation's functional currency.

**2. Basis of preparation (continued):**

(e) Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

- The use of the going concern basis (Note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Measurement of stock-based compensation (Note 14).
- Allocation of shared costs amongst the Neptune group companies (Note 5).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and, therefore, could be different from the amounts recorded.

**3. Significant accounting policies:**

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a) Financial instruments:

(i) Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

*Loans and receivables*

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

**3. Significant accounting policies (continued):**

(a) Financial instruments (continued):

(i) Non-derivative financial assets (continued):

*Loans and receivables (continued):*

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation's cash management are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

(ii) Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payable to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii) Share capital:

*Common shares*

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

*Preference share capital*

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Corporation's option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv) Compound financial instruments:

Compound financial instruments issued by the Corporation comprise convertible redeemable shares that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

3. **Significant accounting policies (continued):**

(a) Financial instruments (continued):

(v) Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity. Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values. Equity instruments are not subsequently remeasured.

(b) Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c) Equipment:

(i) Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within "other income or expenses" in profit or loss.

(ii) Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

3. **Significant accounting policies (continued):**

(c) Equipment (continued):

(iii) Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives and rates for the current and comparative years are as follows:

| Assets | Method | Period/Rate |
|---|---|---|
| Furniture and office equipment | Diminishing balance | 20% to 30% |
| Computer equipment | Straight-line | 3 - 4 years |

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d) Intangible assets:

(i) Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting years presented, the Corporation has not capitalized any development expenditure.

(ii) Other intangible assets:

*Licenses*

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

*Patent costs*

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

(iii) Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

**3. Significant accounting policies (continued):**

(d) Intangible assets (continued):

(iv) Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

| Assets | Period |
|---|---|
| License | 14 years |
| Patents | 20 years |

(e) Leased assets:

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

(f) Impairment:

(i) Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets:

The carrying amounts of the Corporation's non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

**3. Significant accounting policies (continued):**

(f) Impairment (continued):

(ii) Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").

The Corporation's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Employee benefits:

(i) Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii) Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group. The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

3. **Significant accounting policies (continued):**

(g) Employee benefits (continued):

(iii) Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(h) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i) Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii) Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(i) Revenue:

(i) Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii) Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(j) Government grants:

Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

3. **Significant accounting policies (continued):**

(j) Government grants (continued):

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k) Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the year in which they are incurred.

(l) Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m) Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(n) Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

**3. Significant accounting policies (continued):**

(n) Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o) Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS") data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, redeemable shares, warrants, rights and share options granted to employees.

(p) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses. The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases. All of the Corporation's assets are located in Canada.

(q) New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2013, and have not been applied in preparing these financial statements.

(i) Financial instruments:

In November 2009 the IASB issued IFRS 9 *Financial Instruments* (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 *Financial Instruments: Recognition and Measurement*, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

- financial assets measured at amortized cost; or
- financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading. IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income ("OCI"). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

3. **Significant accounting policies (continued):**

(q) New standards and interpretations not yet adopted (continued):

(i) Financial instruments (continued):

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii) Fair value:

In May 2011, the IASB published IFRS 13, *Fair Value Measurement*, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for years before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains 'how' to measure fair value when it is required or permitted by other IFRS. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(iii) Amendments to IAS 19, *Employee Benefits*:

In June 2011, the IASB published an amended version of IAS 19, *Employee Benefits*. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, *Provisions*, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

**4. Trade and other receivables:**

| | | February 28, 2013 | | February 29, 2012 |
|---|---|---|---|---|
| Trade receivables | $ | 175,420 | $ | 5,446 |
| Sales taxes receivable | | 92,213 | | 253,344 |
| Accrued and other receivables | | 183,205 | | 183,928 |
| | $ | 450,838 | $ | 442,718 |

The Corporation's exposure to credit and currency risks related to trade and other receivables is presented in Note 17.

**5. Related parties:**

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

| | | February 28, 2013 | | February 29, 2012 |
|---|---|---|---|---|
| Administrative costs | $ | 943,264 | $ | 949,728 |
| Research and development costs, before tax credits | | 678,439 | | 731,851 |
| Royalties (note 18) | | 450,342 | | 257,807 |
| | $ | 2,072,045 | $ | 1,939,386 |

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Revenue from sales:

The Corporation recognized sales to Neptune in the amount of $41,000 during the year ended February 28, 2013 (nil in 2012). These transactions are in the normal course of operations.

Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $92,703 and $23,263, respectively, during the year ended February 29, 2012, (nil in 2013). These transactions are in the normal course of operations.

Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.

**5. Related parties (continued):**

Key management personnel compensation includes the following for the years ended February 28, 2013 and February 29, 2012:

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Short-term employee benefits | $ 806,596 | $ 698,382 |
| Share-based compensation costs | 1,504,471 | 546,939 |
| | $ 2,311,067 | $ 1,245,321 |

**6. Tax credits receivable:**

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

| | |
|---|---|
| 2029 | $ 11,000 |
| 2030 | 40,000 |
| 2031 | 45,000 |
| 2032 | 431,000 |
| 2033 | 330,000 |
| | $ 857,000 |

**7. Inventories:**

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Raw materials | $ 44,772 | $ 57,950 |
| Work in progress | 1,033 | 311,378 |
| Finished goods | 176,320 | 230,128 |
| | $ 222,125 | $ 599,456 |

For the year ended February 28, 2013, the cost of sales of $406,371 ($5,077 in 2012) was comprised of inventory costs of $391,821 ($5,077 in 2012) which consisted of raw materials, changes in work in progress and finished goods, and other costs of $14,550 (nil in 2012).

## 8. Equipment:

| | Furniture and office equipment | Computer equipment | Total |
|---|---|---|---|
| **Cost:** | | | |
| Balance at February 28, 2011, February 29, 2012 and February 28, 2013 | $ 58,706 | $ 3,691 | $ 62,397 |
| **Accumulated depreciation:** | | | |
| Balance at February 28, 2011 | 23,143 | 1,345 | 24,488 |
| Depreciation for the year | 9,638 | 1,107 | 10,745 |
| Balance at February 29, 2012 | 32,781 | 2,452 | 35,233 |
| Depreciation for the year | 6,952 | 934 | 7,886 |
| Balance at February 28, 2013 | $ 39,733 | $ 3,386 | $ 43,119 |
| **Net carrying amounts:** | | | |
| February 29, 2012 | $ 25,925 | $ 1,239 | $ 27,164 |
| February 28, 2013 | 18,973 | 305 | 19,278 |

Depreciation expense for the years ended February 28, 2013 and February 29, 2012 has been recorded in "general and administrative expenses" in the statements of earnings and comprehensive loss.

## 9. Intangible assets:

| | Patents | License | Total |
|---|---|---|---|
| **Cost:** | | | |
| Balance at February 28, 2011 and February 29, 2012 | $ – | $ 9,200,000 | $ 9,200,000 |
| Additions | 103,068 | – | 103,068 |
| Balance at February 28, 2013 | 103,068 | 9,200,000 | 9,303,068 |
| **Accumulated amortization:** | | | |
| Balance at February 28, 2011 | – | 1,697,620 | 1,697,620 |
| Amortization for the year | – | 657,142 | 657,142 |
| Balance at February 29, 2012 | – | 2,354,762 | 2,354,762 |
| Amortization for the year | – | 657,144 | 657,144 |
| Balance at February 28, 2013 | $ – | $ 3,011,906 | $ 3,011,906 |
| **Net carrying amounts:** | | | |
| February 29, 2012 | $ – | $ 6,845,238 | $ 6,845,238 |
| February 28, 2013 | 103,068 | 6,188,094 | 6,291,162 |

Amortization expense for the years ended February 28, 2013 and February 29, 2012 has been recorded in "general and administrative expenses" in the statements of earnings and comprehensive loss.

**10. Trade and other payables:**

| | | February 28, 2013 | | February 29, 2012 |
|---|---|---|---|---|
| Trade payables | $ | 325,115 | $ | 549,241 |
| Accrued liabilities and other payables | | 160,572 | | 170,098 |
| Employee salaries and benefits payable | | 221,196 | | 276,323 |
| | $ | 706,883 | $ | 995,662 |

The Corporation's exposure to currency and liquidity risks related to trade and other payables is presented in Note 17.

**11. Capital and other components of equity**

(a) Share capital:

Authorized capital stock:

Unlimited number of shares:

- Class A shares, voting (one vote per share), participating and without par value
- Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.
- Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.
- Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder's discretion, subject to certain conditions.

| | Class A shares (classified as equity) | |
|---|---|---|
| | Number outstanding | Amount |
| Balance February 28, 2013 | 73,107,538 | $28,922,710 |
| Balance February 29, 2012 | 72,636,888 | 28,614,550 |

On March 21, 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the "Conversion"). Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052,000 was extinguished, and the number of issued and outstanding Class A shares of the Corporation was 64,434,444.

**11. Capital and other components of equity (continued):**

(b) Private placement:

On February 13, 2012, the Corporation closed a private placement financing for gross proceeds of $1,993,600 from Neptune and an officer of the Corporation.

Half of the proceeds came from Neptune for 750,000 common shares at $1.33 per share. The other portion of the proceeds came from an officer of the Corporation for 750,000 common shares at $1.33 per share and warrants (the "Series 6" and "Series 7" warrants) to purchase 750,000 additional shares. The warrants to purchase additional shares will be exercisable at a price of $1.50 per share for 36 months following their issue date. Total issue costs related to these transactions amounted to $15,000.

The warrants issued to the officer were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

| | 2012 |
|---|---|
| Dividend yield | – |
| Risk-free interest rate | 1.13% |
| Estimated life | 3 years |
| Expected volatility | 85.77% |

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $93,372 for this grant during the year ended February 28, 2013 ($313,315 in 2012).

(c) Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2013 and February 29, 2012:

| | | February 28, 2013 | | February 29, 2012 |
|---|---|---|---|---|
| | Number outstanding | Amount | Number outstanding | Amount |
| **Equity** | | | | |
| Series 4 warrants | 5,432,350 | $ – | 5,785,500 | $ – |
| Private placement warrants | | | | |
| Series 6 warrants | 375,000 | 306,288 | 375,000 | 306,288 |
| Series 7 warrants | 375,000 | 100,399 | 375,000 | 7,027 |
| | 6,182,350 | $ 406,687 | 6,535,500 | $ 313,315 |

**11. Capital and other components of equity (continued):**

(c) Warrants (continued):

- Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.
- Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.
- Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

(d) Rights:

On July 5, 2011, the Corporation issued to the holders of outstanding Class A shares transferable rights to subscribe to Class A shares. Each registered holder of Class A shares received one right for each Class A share held, representing a total of 64,454,444 rights. Ten rights plus the sum of $1.25 are required to subscribe to one Class A share. On September 14, 2011, the offering expired oversubscribed and, accordingly, the maximum number of shares available for issuance was issued for a total of 6,445,444 shares representing gross proceeds of $8,056,805. Transaction costs related to the rights offering amounted to $206,788.

**12. Personnel expenses:**

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Salaries and other short-term employee benefits | $ 1,486,391 | $ 1,507,026 |
| Share-based compensation | 1,728,982 | 1,228,466 |
| | $ 3,215,373 | $ 2,735,492 |

Share-based compensation does not include $188,235 (2012 - $92,105) of compensation to non-employee directors and consultants.

**13. Finance income and finance costs:**

(a) Finance income:

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Interest income | $ 47,241 | $ 43,143 |

(b) Finance costs:

| | February 28, 2013 | February 29, 2012 |
|---|---|---|
| Interest charges | $ (2,685) | $ (8,962) |

**14. Share-based payment:**

Description of the share-based payment arrangements:

At February 28, 2013, the Corporation has the following share-based payment arrangements:

(a) Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued equal the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, the Corporation's Board of Directors amended the incentive stock option plan (the "Plan"). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. On June 21, 2012, the Corporation's shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders' approval. The terms and conditions for acquiring and exercising options are set by the Corporation's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

| | Year ended February 28, 2013 | | Year ended February 29, 2012 | |
|---|---|---|---|---|
| | Weighted average exercise price | Number of options | Weighted average exercise price | Number or options |
| Outstanding at beginning of year | $ 1.15 | 3,347,500 | $ 0.25 | 800,000 |
| Granted | 2.14 | 2,350,000 | 1.42 | 2,660,000 |
| Exercised | 1.20 | (117,500) | 0.25 | (42,500) |
| Forfeited | 1.80 | (363,750) | 1.43 | (70,000) |
| Outstanding at end of year | $ 1.55 | 5,216,250 | $ 1.15 | 3,347,500 |
| Exercisable at end of year | $ 1.14 | 2,421,832 | $ 0.69 | 1,172,500 |

**14. Share-based payment (continued):**

(a) Corporation stock-based compensation plan (continued):

| | | | | 2013 |
|---|---|---|---|---|
| | Options outstanding | | Exercisable options | |
| Exercise price | Weighted remaining contractual life outstanding | Number of options outstanding | Number of options exercisable | Weighed average exercise price $ |
| $0.25 - $1.00 | 5.57 | 756,250 | 737,500 | 0.25 |
| $1.01 - $1.50 | 3.30 | 2,200,000 | 1,344,750 | 1.40 |
| $1.51 - $2.00 | 1.45 | 100,000 | 100,000 | 1.80 |
| $2.01 - $2.50 | 3.97 | 2,090,000 | 239,582 | 2.11 |
| $2.51 - $3.00 | 2.81 | 70,000 | – | – |
| | 3.86 | 5,216,250 | 2,421,832 | 1.14 |

The options outstanding under the plan have a weighted average remaining life of 3.86 years as at February 28, 2013 (2012 – 4.78 years).

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

| | 2013 | 2012 |
|---|---|---|
| Share price | $2.13 | $1.39 |
| Dividend | – | – |
| Risk-free interest | 1.32% | 1.86% |
| Estimated life | 4.04 years | 4.01 years |
| Expected volatility | 71.48% | 76.28% |

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2013 is $1.14 (2012 - $0.79).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $2.44 (2012 - $1.62). The portion of services employees provided to the Corporation was estimated to be 50% of services provided to the group (2012 - 43%). Accordingly, stock-based compensation recognized under this plan amounted to $977,690 for the year ended February 28, 2013 (2012 - $393,798).

**14. Share-based payment (continued):**

(b) Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Corporation. The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i) Neptune stock options:

During the year ended February 28, 2013, Neptune granted 5,520,000 Neptune stock options to group employees (2012 - 1,575,000). The options granted had a weighted average exercise price of $3.23 per share and are vesting over a period of 18 months, subject to continued service (2012 - $3.05). The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

| | 2013 | 2012 |
|---|---|---|
| Share price | $3.06 | $2.82 |
| Dividend yield | 0.01% | 0.02% |
| Risk-free interest rate | 1.15% | 1.17% |
| Estimated life | 2.71 years | 2.67 years |
| Expected volatility | 65.18% | 72.52% |

The weighted average of the fair value of the options granted to employees during the year is $1.15 per share (2012 - $1.23). The portion of services provided to the Corporation was estimated to be 13% of the total services provided to the group (2012 - 25%), representing stock-based compensation in the amount of $663,484 for the year ended February 28, 2013 (2012 - $487,894).

(ii) Neptune-owned NeuroBioPharm Inc. warrants:

During the year ended February 28, 2013, Neptune granted rights over 875,000 NeuroBioPharm Inc. Series 2011-2 warrants to group employees (2012 – 2,174,279). NeuroBioPharm Inc. is also a subsidiary of Neptune. The rights granted had a weighted average exercise price of $0.75 per share (2012 - $0.67) and are vesting gradually until April 12, 2016, subject to continued service or having reached four years of continued service for directors. The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

| | 2013 | 2012 |
|---|---|---|
| Share price | $0.10 | $0.10 |
| Dividend yield | – | – |
| Risk-free interest rate | 1.21% | 1.81% |
| Estimated life | 2.95 years | 3.09 years |
| Expected volatility | 73.30% | 75% |

The weighted average of the fair value of the rights granted to employees during the year ended February 28, 2013 is $0.01 per share (2012 - $0.01). The portion of services those employees provide to the Corporation was estimated to be 49% of the total services they provide to the group (2012 - 34%), representing stock-based compensation in the amount of $24,025 for the year ended February 28, 2013 (2012 - $27,931).

**14. Share-based payment (continued):**

(b) Neptune stock-based compensation plan (continued):

(iii) Neptune-owned Acasti warrants:

During the year ended February 28, 2013, no rights were granted over Neptune-owned Acasti warrants or shares to group employees (2012 - 540,000). The rights granted in the year ended February 29, 2012 had a weighted average exercise price of $1.42 per share and are vesting gradually until February 10, 2015, subject to continued service or having reached four years of continued service for directors. The fair value of the rights granted in 2012 has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

| | 2012 |
|---|---|
| Share price | $1.21 |
| Dividend yield | – |
| Risk-free interest rate | 1.71% |
| Estimated life | 2.38 years |
| Expected volatility | 71.56% |

The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.51 per share. The portion of services those employees provide to the Corporation was estimated to be 88% of the total services they provide to the group (2012 - 65%), representing stock-based compensation in the amount of $144,438 for the year ended February 28, 2013 (2012 - $97,633).

(iv) Neptune-owned NeuroBioPharm Inc. call-options:

During the year ended February 28, 2013, Neptune granted 2,500,000 call-options on NeuroBioPharm shares to group employees. The call-options granted in the year had a weighted average exercise price of $0.75 per share. The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

| | 2013 |
|---|---|
| Share price | $0.10 |
| Dividend yield | – |
| Risk-free interest rate | 1.12% |
| Estimated life | 2.89 years |
| Expected volatility | 64.71% |

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is nil. The portion of services those employees provide to the Corporation was estimated to be 21% of the total services they provide to the group, representing stock-based compensation in the amount of $390 for the year ended February 28, 2013.

**14. Share-based payment (continued):**

(b) Neptune stock-based compensation plan (continued):

(v) Neptune-owned Acasti call-options:

During the year ended February 28, 2013, Neptune granted 2,345,000 call-options on Acasti shares to group employees. The call-options granted in the year had a weighted average exercise price of $2.75 per share. The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

| | 2013 |
|---|---|
| Share price | $2.69 |
| Dividend yield | – |
| Risk-free interest rate | 1.13% |
| Estimated life | 2.89 years |
| Expected volatility | 82.25% |

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is $1.39 per share. The portion of services those employees provide to the Corporation was estimated to be 26% of the total services they provide to the group, representing stock-based compensation in the amount of $107,190 for the year ended February 28, 2013.

**15. Earnings (loss) per share:**

The calculation of basic loss per share at February 28, 2013 was based on the net loss attributable to owners of the Corporation of $6,892,360 (2012 - $6,500,933) and a weighted average number of common shares outstanding of 72,754,436 (2012 – 67,231,636).

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options and warrants could potentially be dilutive in the future.

**16. Income taxes:**

Deferred tax expense:

| | 2013 | 2012 |
|---|---|---|
| Origination and reversal of temporary differences | $ 1,235,673 | $ 865,847 |
| Change in unrecognized deductible temporary differences | (1,235,673) | (865,847) |
| Deferred tax expense | $ – | $ – |

**16. Income taxes (continued):**

Reconciliation of effective tax rate:

| | 2013 | 2012 |
|---|---|---|
| Loss before income taxes | $ (6,892,360) | $ (6,500,933) |
| Income tax at the combined Canadian statutory rate | $ (1,854,045) | $ (1,830,013) |
| Increase resulting from: | | |
| Change in unrecognized deductible temporary differences | 1,235,673 | 865,847 |
| Non-deductible stock-based compensation | 515,732 | 371,741 |
| Permanent differences and other | 102,640 | 592,425 |
| Total tax expense | $ – | $ – |

The applicable statutory tax rates are 26.9% in 2013 and 28.15% in 2012. The Corporation's applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2013.

Unrecognized deferred tax assets:

At February 28, 2013 and February 29, 2012, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

| | 2013 | 2012 |
|---|---|---|
| Tax losses carried forward | $ 2,570,000 | $ 1,852,000 |
| Research and development expenses | 1,185,000 | 709,000 |
| Intangible assets | 186,000 | 146,000 |
| Other deductible temporary differences | 40,000 | 38,000 |
| Unrecognized deferred tax assets | $ 3,981,000 | $ 2,745,000 |

As at February 28, 2013, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years' taxable income, were as follows:

| | Federal | Provincial |
|---|---|---|
| Tax losses carried forward | | |
| 2029 | $ 714,000 | $ 714,000 |
| 2030 | 1,627,000 | 1,621,000 |
| 2031 | 2,071,000 | 2,063,000 |
| 2032 | 2,262,000 | 2,241,000 |
| 2033 | 2,894,000 | 2,894,000 |
| | $ 9,568,000 | $ 9,533,000 |
| Research and development expenses, without time limitation | $ 3,954,000 | $ 4,970,000 |
| Other deductible temporary differences, without time limitation | $ 841,600 | $ 841,600 |

**17. Financial instruments:**

This note provides disclosures relating to the nature and extent of the Corporation's exposure to risks arising from financial instruments, including credit risk, exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a) Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation's credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2013, the Corporation had seven trade debtors. Most sales' payment terms are set in accordance with industry practice. One customer represents 97% of total trade accounts included in trade and other receivables as at February 28, 2013.

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior yeas, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

**17. Financial instruments (continued):**

(a) Credit risk (continued):

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2013 were as follows:

| | | February 28, 2013 |
|---|---|---|
| Current | $ | 185 |
| Past due 0-30 days | | – |
| Past due 31-120 days | | 174,860 |
| Past due 121-180 days | | 2,945 |
| Trade receivables | | 177,990 |
| Less allowance for doubtful accounts | | (2,570) |
| | $ | 175,420 |

The allowance for doubtful accounts is for customer accounts over 121 days past due.

There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2013.

(b) Exchange risk:

The Corporation is not exposed to any significant exchange risks, as it did not have any significant assets or liabilities denominated in foreign currencies.

(c) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation's exposure to interest rate risk as at the following dates is as follows:

| | February 28, 2013 |
|---|---|
| Cash | Short-term fixed interest rate |
| Short-term investments | Short-term fixed interest rate |

| | February 29, 2012 |
|---|---|
| Cash | Short-term fixed interest rate |
| Short-term investments | Short-term fixed interest rate |

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

**17. Financial instruments (continued):**

(d) Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2013 and February 29, 2012:

| | | | | | February 28, 2013 |
|---|---|---|---|---|---|
| Required payments per year (in thousands of dollars) | Total | Carrying amount | Less than 1 year | 1 to 5 years | More than 5 years |
| Trade and other payables | $ 707 | $ 707 | $ 707 | $ – | $ – |
| Payable to parent corporation | 1,210 | 1,210 | 1,210 | – | – |
| Royalties payable to parent corporation | 529 | 529 | 529 | – | – |
| | $ 2,446 | $ 2,446 | $ 2,446 | $ – | $ – |

| | | | | | February 29, 2012 |
|---|---|---|---|---|---|
| Required payments per year (in thousands of dollars) | Total | Carrying amount | Less than 1 year | 1 to 5 years | More than 5 years |
| Trade and other payables | $ 996 | $ 996 | $ 996 | $ – | $ – |
| Payable to parent corporation | 215 | 215 | 215 | – | – |
| Royalties payable to parent corporation | 49 | 49 | 49 | – | – |
| | $ 1,260 | $ 1,260 | $ 1,260 | $ – | $ – |

The Corporation plans to rely on the continued financial support of Neptune to pursue its operations, including obtaining additional funding, if necessary (see Note 2 (b)).

(e) Short-term investments

As at February 28, 2013, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have a maturity date of May 8, 2013, a weighted average interest rate of 1.21% and are cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 29, 2012, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have maturity dates of September 26, 2012 and December 20, 2012, a weighted average interest rate of 0.86% and are cashable at any time at the discretion of the Corporation, under certain conditions.

## 18. Commitments:

*License agreement:*

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payments and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation's gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. Minimum royalty payments were initially as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000; and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008, and were adjusted during the year ended February 28, 2013 as discussed below. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

During the year ended February 28, 2013, the Corporation's Board of Directors abandoned the rights to one of the licensed fields, which relieves the Corporation of any further royalty payments related to this licensed field, retroactively to August 7, 2011. Accordingly, the minimum royalty payments are as follows: year 4 - $225,000; year 5 - $700,000; and year 6 and thereafter - $750,000.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties' payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,500,000, which will be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement.

The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the Corporation at the next annual meeting of shareholders of the Corporation. The transaction will be accounted for when such approval is obtained.

*Research and development agreements:*

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,168,000, of which an amount of $2,367,000 has been paid to date. As at February 28, 2013, an amount of $66,000 is included in "Trade and other payables" in relation to these projects.

## 19. Determination of fair values:

Certain of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

*Financial assets and liabilities:*

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

- Level 1: defined as observable inputs such as quoted prices in active markets.
- Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

**19. Determination of fair values (continued):**

*Financial assets and liabilities (continued):*

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

*Share-based payment transactions:*

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

**20. Capital management:**

Since inception, the Corporation's objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by its parent corporation and from the exercise of warrants that were distributed to its parent corporation's shareholders, from a rights offering and from the issuance of stock-based compensation to employees. The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits.

The Corporation defines capital to include total shareholders' equity.

The Corporation's policy is to maintain a minimal level of debt.

As of February 28, 2013, cash amounted to $1,196,568, short-term investments amounted to $3,588,227 and tax credits receivable amounted to $335,501, for a total of $5,120,296. During the year ended February 28, 2013, the Corporation obtained proceeds of $229,477 from the exercise of previously issued warrants and options. As stated in Note 2, the Corporation expects to raise additional financing from Neptune and other sources to pursue its operations within the next 12 months and beyond.

**21. Operating segments:**

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation's assets are located in Canada and in the United States.

The Corporation's sales are attributed based on the customer's area of residence. All of the sales, except for the sale made to Neptune in the amount of $41,000, were made to the United States.

During the year ended February 28, 2013, the Corporation realized sales amounting to $640,975 from one customer accounting for 89% of sales.

## CORPORATE INFORMATION

**BOARD OF DIRECTORS**

**Dr. Ronald Denis** (1, 2, 3)
Chief of Surgery
Sacré-Cœur Hospital, Montréal
Chairman of the Board
President of the Corporate Governance Committee
President of the Audit Committee

**Henri Harland** (1)
President and Chief Executive Officer
Acasti Pharma Inc.
Neptune Technologies & Bioressources Inc.
NeuroBioPharm Inc.

**Marc Le Bel** (1, 2, 3)
Interim CEO and Director of Warnex Inc.
President of the Compensation Committee

**Martin Godbout** (1, 2, 3)
President, Hodran Consultants

**Michel Chartrand** (1)
Businessman

**MANAGEMENT**

**Henri Harland**
President and Chief Executive Officer

**Dr. Fotini Sampalis**
Chief Global Strategic Officer

**Pierre Lemieux**
Chief Operating Officer

**Xavier Harland**
Chief Financial Officer

**Dr. Harlan Waksal**
Executive Vice-President, Business
& Scientific Affairs

**SCIENTIFIC ADVISORY BOARD**

**Steven E. Nissen**, MD, MACC

**Jacques Genest**, MD, CM, FRCP, FACC, FAHA

**Ruth McPherson**, MD, PhD

**Jean Davignon**, OC, GOQ, MD, MsC, FRCPC,
FACP, FRSC, FACN, FAHA, FCAHS

**Magdy M. Abdel-Malik**, PhD

(1) Member of the Corporate Governance Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

## INVESTOR AND SHAREHOLDER INFORMATION

**STOCK EXCHANGE LISTING**

TSX Venture Exchange – Symbol: APO
NASDAQ – Symbol: ACST

**INVESTOR RELATIONS**

**Xavier Harland**
Chief Financial Officer
x.harland@acastipharma.com

**John Ripplinger**
Director Investor Relations
j.ripplinger@acastipharma.com

Financial information is available at:
www.sedar.com • www.sec.gov

**HEAD OFFICE**

**Acasti Pharma Inc.**
100 - 545 Promenade du Centropolis
Laval, Québec, Canada H7T 0A3

Phone: 450.686.4555
Fax: 450.686.2505

www.acastipharma.com
info@acastipharma.com

**AUDITORS**

**KPMG LLP**
Limited Liability Partnership
Chartered Accountants
1500 - 600 West, de Maisonneuve Blvd
Montréal, Québec, Canada H3A 0A3

**ANNUAL MEETING**

Shareholders are invited to attend the Annual and Special Meeting being held on Thursday, June 27, 2013 at 13:30 p.m. local time at:

**Hilton Montréal / Laval**
2225 Autoroute des Laurentides
Laval, Québec, Canada H7S 1Z6

**TRANSFER AGENT AND REGISTRAR**

**Computershare Trust Company of Canada**
1500 University Street, 7th Floor
Montreal, Quebec, Canada H3A 3S8

**Computershare Trust Company of Canada**
8th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1

**Computershare Trust Company NA**
350 Indiana Street, Suite 800
Golden Colorado, USA 80401

Phone: 1.800.564.6253 / 514.982.7555
Fax: 1.888.453.0330 / 416.263.9394
service@computershare.com

acastipharma.com